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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECD S.E.C.
FEB 25 2003
1086

| SEC FILE NUMBER |
|---|
| 8- 47248 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monument Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Post Office Square, Suite 1090
(No. and Street)

Boston, MA 02109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McLaren 617-423-4700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Collard & Sowizral - Mr. Paul Sowizral
(Name – *if individual, state last, first, middle name*)

97 Lowell Road Concord MA 01742
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

MAR 12 2003

# OATH OR AFFIRMATION

I, John M. McLaren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monument Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John M McLaren
Signature

President
Title

Nadine L. Conway
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MONUMENT GROUP, INC.

## AUDITED FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION AND SUPPLEMENTAL REPORTS OF INDEPENDENT AUDITORS

December 31, 2002

MONUMENT GROUP, INC.

AUDITED FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION AND SUPPLEMENTAL REPORTS OF INDEPENDENT AUDITORS

December 31, 2002

CONTENTS

C & S

COLLARD & SOWIZRAL, P.C.
Certified Public Accountants

Normand P. Collard, CPA, MST
Paul J. Sowizral, CPA, MST

97 Lowell Road, Concord, MA 01742 Tel 978-371-7448, FAX 978-371-0038

# Report of Independent Auditors

To the Board of Directors and Stockholders
Monument Group, Inc.

We have audited the accompanying statement of financial condition of Monument Group, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monument Group, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information, listed as supplemental information in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Collard & Sowizral, P.C.

Concord, Massachusetts
January 31, 2003

MONUMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 1,857,730 |
| Accounts receivable-affiliate | | 44,705 |
| Prepaid expense | | 1,000 |
| Investments at cost | | 48,700 |
| Total Assets | $ | 1,952,135 |
| LIABILITIES | | |
| Accrued expenses | $ | 1,562,591 |
| STOCKHOLDERS' EQUITY | | |
| Common stock, $.01 par value, 10,000 shares authorized, 7,500 shares issued and outstanding | | 75 |
| Capital surplus | | 14,925 |
| Retained earnings | | 374,544 |
| Total Stockholders' Equity | | 389,544 |
| Total Liabilities and Stockholders' Equity | $ | 1,952,135 |

The accompanying notes are an integral part of the financial statements.

MONUMENT GROUP, INC.

STATEMENT OF INCOME

Year Ended December 31, 2002

| | | |
|---|---|---|
| REVENUES | | |
| Private placement fees | $ | 14,048,054 |
| Other | | 13,596 |
| Total Revenues | | 14,061,650 |
| EXPENSES | | |
| Management fees | | 13,977,814 |
| Professional expenses | | 6,500 |
| NASD expenses | | 26,404 |
| Taxes | | 4,069 |
| Miscellaneous | | 1,403 |
| Total Expenses | | 14,016,190 |
| NET INCOME | $ | 45,460 |

The accompanying notes are an integral part of the financial statements.

MONUMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2002

| | | Common Stock | | Capital Surplus | | Retained Earnings | | Total |
|---|---|---|---|---|---|---|---|---|
| Balance December 31, 2001 | $ | 75 | $ | 14,925 | $ | 329,084 | $ | 344,084 |
| Net Income | | | | | | 45,460 | | 45,460 |
| Balance December 31, 2002 | $ | 75 | $ | 14,925 | $ | 374,544 | $ | 389,544 |

The accompanying notes are an integral part of the financial statements.

MONUMENT GROUP, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ | 45,460 |
| Changes in assets and liabilities: | | |
| Accounts receivable - affiliate | | 24,267 |
| Prepaid expense | | ( 1,000) |
| Accrued expenses | | 1,545,178 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 1,613,905 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of investment | | ( 15,600) |
| NET CASH USED BY INVESTING ACTIVITIES | | ( 15,600) |
| NET INCREASE IN CASH | | 1,598,305 |
| CASH AND CASH EQUIVALENTS-BEGINNING | | 259,425 |
| CASH AND CASH EQUIVALENTS-ENDING | $ | 1,857,730 |
| SUPPLEMENTAL CASH FLOW INFORMATION | | |
| Sale of receivables in exchange for a reduction of management fees payable | $ | 14,048,054 |
| Income taxes paid during the year | $ | 4,254 |

The accompanying notes are an integral part of the financial statements.

MONUMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

## (1) ORGANIZATION

Monument Group, Inc. (the Company) was formed on March 31, 1994 as a Delaware corporation and commenced operations on July 15, 1994. The Company is engaged generally in the business of placing private securities with institutional investors.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the application of certain significant accounting policies as described below.

*(a) Cash Equivalents*

Cash equivalents includes an investment in a money market account.

*(b) Revenue Recognition*

The Company earns fees from its customers for the sale of private placement securities to institutional investors. Cash flows representing the fees earned are received over future periods and are recorded at their net present value discounted at an estimated incremental borrowing rate at the time the sale transaction closed. At closing, amounts representing receivables are simultaneously sold to Monument Group LP, an affiliated partnership entity (see Note 3).

*(c) Income Taxes*

The Company and its stockholders have elected to be treated as a Sub-Chapter S Corporation under the provisions of the Internal Revenue Code, which provides that, in lieu of federal and certain state corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal and certain state income taxes is presented in theses financial statements.

The Commonwealth of Massachusetts limits the S Corporation status for companies with revenues in excess of $6 million. As a result, the Company is subject to "modified S Corporation status" for Massachusetts income tax purposes.

*(d) Estimates*

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*(e) Fair Value of Financial Instruments*

The carrying amounts of all financial instruments in the accompanying statement of financial condition approximate their fair value.

*(f) Concentration of Credit Risk*

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash balances maintained in high quality financial institutions which at times exceed the federally insured limit. At December 31, 2002, the balance in excess of federally insured limits was $1,753,587.

## (3) RELATED PARTY TRANSACTIONS

The Company receives management services from and pays management fees to Monument Group LP. The management agreement requires the Company to pay a quarterly management fee based on a percentage of the Company's cumulative cash revenues in accordance with a prescribed formula. Payment of these fees is limited to the net income of the Company before calculation of the fee. The Company recorded management fees of $13,977,814 in 2002.

The Company has entered into an agreement with Monument Group LP to sell its right to receive amounts due from customers for the private placement of securities. The agreement states that upon recording fees due from its customers and the corresponding management fee payable to Monument Group LP, the Company simultaneously sells the receivables to Monument Group LP, at net book value in exchange for a reduction of the management fee payable to Monument Group LP. The net book value of receivables sold in 2002 was $14,048,054. Included in accrued expenses at December 31, 2002 is $1,555,375 to be paid to Monument Group, LP.

## (4) NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $258,0675 which was $153,895 in excess of its required net capital of $104,172. The Company's ratio of aggregate indebtedness to net capital was 6.0549 to 1. In addition, the Company has informally agreed with the NASD that it will maintain minimum net capital of $15,000.

SUPPLEMENTAL INFORMATION

# MONUMENT GROUP, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

| | | |
|---|---|---|
| Net Capital: | | |
| Total stockholders' equity | $ | 389,544 |
| Deduct nonallowable assets: | | |
| Accounts Receivable-affiliate | | 44,705 |
| Prepaid expense | | 1,000 |
| Investments | | 48,700 |
| Deduct 2% reduction on money market balance | | 37,072 |
| Net Capital | $ | 258,067 |
| Aggregate indebtedness | $ | 1,562,591 |
| Computation of basic net capital requirement: minimum net capital required 6 2/3 % of total aggregate indebtedness, but not less than $5,000 | $ | 104,172 |
| Excess of net capital over requirement | $ | 153,895 |
| Ratio: aggregate indebtedness to net capital | | 605.49% |

There are no differences from the above computations and the Company's corresponding amended unaudited Part II-A filing of December 31, 2002.

MONUMENT GROUP, INC.

EXEMPTION UNDER RULE 15c3-3

December 31, 2002

The Company claims exemption under the provision of Rule 15c3-3(k)2(i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

SUPPLEMENTAL REPORT OF
INDEPENDENT AUDITORS

C & S

COLLARD & SOWIZRAL, P.C.
Certified Public Accountants

Normand P. Collard, CPA, MST
Paul J. Sowizral, CPA, MST

97 Lowell Road, Concord, MA 01742 Tel 978-371-7448, FAX 978-371-0038

## Independent Auditors' Report on Internal Accounting Control

Required by SEC Rule 17a-5

The Board of Directors and Stockholders of Monument Group, Inc.

In planning and performing our audit of the financial statements of Monument Group, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 31, 2003